UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 1, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Changyou.com Limited

File No. 333-158061 - CF#23162

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   Changyou.com Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibits to a Form F-1 registration statement filed on March 17, 2009.

   Based on representations by Changyou.com Limited that this information qualifies as confidential commercial or financial information, or information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy, under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and (6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through	August 15, 2009
Exhibit 10.26	through	December 31, 2012
Exhibit 10.27	through	April 16, 2011
Exhibit 10.28	through	April 23, 2011
Exhibit 10.29	through	December 31, 2012
Exhibit 10.30	through	May 9, 2012
Exhibit 10.31	through	September 1, 2010
Exhibit 10.32	through	May 9, 2012

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief